

DIVISION OF
CORPORATION FINANCE



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05002237

January 14, 2005

M. Patricia Oliver
Executive Vice President
General Counsel and Secretary
BB&T Corporation
P.O. Box 1255
Winston-Salem, NC 27102

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-14-2005

Re: BB&T Corporation

Dear Ms. Oliver:

This is in regard to your letters dated January 13, 2005 and January 14, 2005 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, the New York City Board of Education Retirement System and the New York State Common Retirement Fund for inclusion in BB&T's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponents have withdrawn the proposal, and that BB&T therefore withdraws its December 14, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Patrick Doherty
Bureau of Asset Management
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Julie M. Gresham, Esq.
Director of Corporate Governance
State of New York
Office of the State Comptroller
110 State Street
Albany, NY 12236



92230



Branch Banking & Trust Co.

Legal Department

Mail Code 001-16-03-30
200 West Second Street (27101)
Third Floor
P.O. box 1255
Winston-Salem, NC 27102
(336) 733-2180
Fax (336) 733-2189

M. Patricia Oliver
Executive Vice President
Secretary and General Counsel

December 14, 2004

Securities and Exchange Commission
Office of Investor Education and Assistance
450 Fifth Street, NW
Washington, D.C. 20549

RE: BB&T Corporation's Receipt of Request for Shareholder Proposal – 2005 Annual Meeting

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(2) of the Securities Exchange Act of 1934, as amended, I am enclosing, on behalf of BB&T Corporation, six (6) copies of the following information regarding a request for shareholder proposal that we recently received from the Office of the Comptroller of New York City, as custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Policy Pension Fund and the New York City Fire Department Pension Fund, and as custodian of the New York City Board of Education Retirement System (the "Proposal"):

(i) A copy of the Proposal, along with a letter from Alan G. Hevesi, New York State Comptroller advising us that the New York State Common Retirement Fund is co-sponsoring the Proposal.

(ii) A copy of a letter dated of even date herewith to the sponsor and co-sponsor of the Proposal advising that the Proposal does not need to be included in BB&T Corporation's 2005 Proxy Statement since it has already been substantially implemented and therefore falls within the confines of Rule 14a-8(i)(10). Attached to that letter is a copy of the updated version of BB&T's Equal Employment Opportunity Policy that becomes effective January 1, 2005, which, even more explicitly than before, prohibits discrimination on the basis of sexual orientation. This policy is being placed on the BB&T website and included in appropriate advertising. The policy is also being included in the updated 2005 EXCELLENCE Employee Handbook (which is distributed to all employees). It should be noted that discrimination related to sexual orientation is also a specific topic addressed in our corporate-wide employee diversity training sessions.

(iii) Not applicable.

Thank you for your consideration of this matter. If you have any questions or need additional information, please feel free to contact me at the above-referenced number.

Very truly yours,

M. Patricia Oliver

M. Patricia Oliver
Executive Vice President
General Counsel and Secretary

Copy: Proposal Co-sponsor, Alan G. Hevesi, New York State Comptroller
John Allison IV, Chairman and CEO

MPO:dld
Attachments
(1) Letter to Patrick Doherty with original attachments received.
(2) New Policy.



Branch Banking & Trust Co.

Legal Department

Mail Code 001-16-03-30
200 West Second Street (27101)
Third Floor
P.O. box 1255
Winston-Salem, NC 27102
(336) 733-2180
Fax (336) 733-2189

M. Patricia Oliver
Executive Vice President
Secretary and General Counsel

December 14, 2004

Mr. Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Dear Mr. Doherty:

As a follow-up to my call to your office last week, I am writing to advise you that via fax transmittal on November 24, 2004, I received your request for inclusion of a shareholder proposal in the proxy statement for the 2005 BB&T Corporation shareholders meeting. I have reviewed your supporting materials, as well as the specific resolution you are requesting that we include, to the effect that we explicitly prohibit discrimination based on sexual orientation in our written Equal Employment Opportunity Policy.

Please be advised that BB&T Corporation does not discriminate on any basis and our corporate values (which you may wish to review on our website) strongly support fair and equitable treatment of all persons, including our employees. In addition, BB&T has recently updated its Equal Employment Opportunity Policy to, even more explicitly than before, prohibit discrimination on the basis of sexual orientation. I am attaching for your reference a copy of the updated policy, which becomes effective on January 1, 2005. This policy will be posted on our corporate website at BB&T.com, used in appropriate advertising and is being included in our updated 2005 EXCELLENCE Employee Handbook (which is distributed to all employees). Please note that non-discrimination based on sexual orientation is also included as a specific topic in our corporate-wide employee diversity training.

Given our responsiveness to the concern raised by the BB&T shareholders you represent as custodian and trustee, we believe that this situation is clearly governed by Rule 14a-8(i)(10), which addresses proposals that have been substantially implemented, and therefore does not need to be included in our 2005 Proxy Statement. I would respectfully request that you withdraw your request for inclusion of your proposal in our 2005 Proxy Statement.

Thank you for your interest in BB&T Corporation. If I can be of further assistance, please feel free to contact me at the above-referenced number.

Very truly yours,

M. Patricia Oliver

M. Patricia Oliver
Executive Vice President
General Counsel and Secretary

Copy: Proposal Co-sponsor Alan G. Hevesi, New York State Comptroller
John Allison IV, Chairman and CEO

MPO:dld
Attachment

G:\POliver\Letters\Doherty.doc

Policy

It is the policy of the Company to provide equal opportunity in employment to all employees and applicants for employment. BB&T will hire employees based on job-oriented qualifications. The Company will not illegally discriminate against applicants or employees based on race, color, religion, sex, age, national origin, sexual orientation, military status, bankruptcy or disability or in the District of Columbia, based on marital status, personal appearance, family responsibilities, matriculation, or political affiliation. It is our policy to make a reasonable effort to accommodate religious preferences when it can be done without creating undue hardship on other employees or the Company.

Explanation

(1) This policy applies to all terms, conditions, and privileges of employment, including hiring, introductory period, training, orientation, placement and employee development, promotion, transfer, compensation, benefits, educational assistance, layoff and recall, social and recreational programs, employee facilities, termination, and retirement.

(2) The Company, if required by law, will establish a written affirmative action program to achieve prompt and full utilization of minorities, the disabled, covered or disabled veterans, and women at all levels and in all segments of the work force. The results of the program are to be reviewed annually, and the program is to be modified as necessary to achieve its stated objectives.

(3) The Human Systems Compliance Manager is responsible for formulating, implementing, coordinating, and monitoring all efforts in the area of equal employment opportunity. The Human Systems Compliance Manager's duties include, among others:

- (a) Assisting management in collecting and analyzing employment data;
- (b) Developing policy statements, affirmative action programs, if required, and recruitment techniques designed to comply with the equal employment policies of the Company;
- (c) Complying with various statutory record keeping and notice requirements of employment-related statutes and regulations;
- (d) Preparing, if required by state or federal law, an annual review and summary of the Company's affirmative action programs and submitting the results achieved under these programs to the Chief Executive Officer;
- (e) Assisting supervisory personnel in arriving at solutions to specific personnel problems;



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 16, 2004

Ms. Patricia Oliver
General Counsel, Secretary
BB & T Corporation
200 West Second Street
Winston-Salem, NC 27101

Dear Ms. Oliver:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

Presently, BB & T does not have a policy that explicitly prohibits discrimination based on sexual orientation. Our proposal asks the company to include a prohibition against discrimination based on sexual orientation in its employee policy statement. Over two thirds of the Fortune 500 companies have already decided to make this important commitment.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank and Bank of New York certifying the funds' ownership, continually for over a year, of shares of BB & T common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.



Ms. Patricia Oliver
Page 2

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty

pd:ma

Enclosures

BB & T sexorien 04-05

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY

WHEREAS: BB&T Corporation does not explicitly prohibit discrimination based on sexual orientation;

A majority of companies in the fortune 500 explicitly prohibit discrimination based on sexual orientation;

The hundreds of corporations with non-discrimination policies relating to sexual orientation have a competitive advantage to recruit and retain employees from the widest talent pool;

Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity;

The company has an interest in preventing discrimination and resolving complaints internally so as to avoid costly litigation and damage its reputation as an equal opportunity employer;

Atlanta, Seattle and Los Angeles and San Francisco have adopted legislation restricting business with companies that do not guaranteed equal treatment for lesbian and gay employees and similar legislation is pending in other jurisdictions;

The company has operations in and makes sales to institutions in states and cities which prohibit discrimination on the basis of sexual orientation;

A recent National Gay and Lesbian Task Force study has found that 16% -44% gay men and lesbians in twenty cities nationwide experienced workplace harassment or discrimination based on their sexual orientation;

National public opinion polls consistently find more than three-quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals;

RESOLVED: The Shareholders request the Board of Directors to amend BB&T Corporation's written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantialy implement that policy.

STATEMENT: By implementing a written policy prohibiting discrimination based on sexual orientation, the Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Citibank, N.A.
111 Wall Street
New York, NY 10005

November 16, 2004

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

788,332 shares of **BB & T CORPORATION**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

Citibank, N.A.
111 Wall Street
New York, NY 10005

November 16, 2004

RE: NEW YORK CITY POLICE PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund held

235,548 shares of **BB & T CORPORATION**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

Citibank, N.A.
111 Wall Street
New York, NY 10005

November 16, 2004

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund held

69,886 shares of **BB & T CORPORATION**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

Citibank, N.A.
111 Wall Street
New York, NY 10005

November 16, 2004

RE: NEW YORK CITY BOARD OF EDUCATION RET. SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Board of Education Retirement System held

30,983 shares of **BB & T CORPORATION**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

Citibank, N.A.
111 Wall Street
New York, NY 10005

November 16, 2004

RE: NEW YORK CITY TEACHERS' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers' Retirement System held

486,142 shares of **BB & T CORPORATION**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

November 16, 2004

To Whom It May Concern

Re: BB & T CORP. - CUSIP#: 054937107

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City Board of Education Retirement Systems.

New York City Board of Education Retirement Systems 31,898 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

November 16, 2004

To Whom It May Concern

Re: BB & T CORP. - CUSIP#: 054937107

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City FFVSF.

New York City FFVSF	15,381 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

November 16, 2004

To Whom It May Concern

Re: BB & T CORP. - CUSIP#: 054937107

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City FireFighters Pension Systems.

New York City FireFighters Pension Systems 66,090 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

November 16, 2004

To Whom It May Concern

Re: BB & T CORP. - CUSIP#: 054937107

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City FOVSF.

New York City FOVSF 8,000 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

November 16, 2004

To Whom It May Concern

Re: BB & T CORP. - CUSIP#: 054937107

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City Employee Retirement Systems.

New York City Employee Retirement Systems 752,731 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

November 16, 2004

To Whom It May Concern

Re: BB & T CORP. - CUSIP#: 054937107

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City Police Pension Systems.

New York City Police Pension Systems 251,519 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

November 16, 2004

To Whom It May Concern

Re: BB & T CORP. - CUSIP#: 054937107

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City POVSF.

New York City POVSF	22,287 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

November 16, 2004

To Whom It May Concern

Re: BB & T CORP. - CUSIP#: 054937107

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City PSOVSF.

New York City PSOVSF	24,349 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

November 16, 2004

To Whom It May Concern

Re: BB & T CORP. - CUSIP#: 054937107

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City Teachers Retirement Systems.

New York City Teachers Retirement Systems	593,817 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

ALAN G. HEVESI
COMPTROLLER


EXCELSIOR

110 STATE STREET
ALBANY, NEW YORK 12236

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

November 22, 2004

Ms. Patricia Oliver
General Counsel and Corporate Secretary
BB & T Corporation
200 W.2nd St.
Winston-Salem, North Carolina 27101

Dear Ms. Oliver:

As Comptroller of New York State, I am sole Trustee of the New York State Common Retirement Fund. The Fund has assets totaling approximately $118 billion, including the beneficial ownership of 2,272,268 shares in BB&T Corporation.

I understand that a resolution pertaining to your Equal Employment Opportunity policy regarding workplace discrimination based on sexual orientation has been submitted by the New York City Employees' Retirement System for consideration at the company's 2005 annual meeting. This letter is to inform you that the Fund is a co-sponsor of that resolution.

I believe that BB& T Corporation should include explicitly in its written Equal Employment Opportunity policy the prohibition of discrimination based on sexual orientation, and make every effort to implement that policy. I believe that it is in the company's best interest and competitive position to attract, recruit and retain employees from the widest available and most diverse pool of talent possible. In addition, the company has an interest in preventing discrimination and resolving complaints internally to avoid costly litigation or damage to its reputation as an equal opportunity employer.

In accordance with SEC Rule 14a-8(a)(1), our custodian bank will forward evidence of the Fund's beneficial ownership. It is our intention to maintain ownership of these securities through the date on which the annual meeting of the corporation is held.

At your earliest convenience, please advise Julie Gresham, the Director of Corporate Governance at my office, as to the date and location of the 2005 annual meeting.

Sincerely,

Alan G. Hevesi

Alan G. Hevesi
New York State Comptroller

cc: Robert Russo, J. P. Morgan
Patrick Doherty, Office of the New York City Comptroller


SIGILLUM CIVITATIS NOVI EBORACI
1625

deadline 11/24/04
rec'd in MPO's office 12/2/04

FAX TRANSMITTAL

The City of New York
Office of the Comptroller
Pension Policy Unit

Date: 11/24/04

To: Ms. Patricia Oliver

Company/Organization: BB+T Corporation

Fax No. 336-733-2189

From: Patrick Doherty

Phone: 212-669-2651

Message:

No. of Pages: 7 including cover



Branch Banking & Trust Co.

Legal Department

Mail Code 001-16-03-30
200 West Second Street (27101)
Third Floor
P.O. box 1255
Winston-Salem, NC 27102
(336) 733-2180
Fax (336) 733-2189

M. Patricia Oliver
Executive Vice President
Secretary and General Counsel

January 13, 2005

Via Fax and Overnight via Federal Express

Ms. Heather Maples
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Dear Ms. Maples:

Please be advised that via a fax received by my office on January 10, 2005, (a copy of which is attached to this letter), BB&T Corporation has been advised by The City of New York, Office of the Comptroller, on behalf of the New York City pension funds, that it is withdrawing its request that a proposal be included in our 2005 proxy statement.

As a result of receiving this executed letter of withdrawal, BB&T Corporation hereby withdraws its no-action request with respect to this matter.

Our sincere thanks for your helpful assistance in this matter.

Very truly yours,

M. Patricia Oliver
Executive Vice President
General Counsel and Secretary

MPO:dld
Attachment

G:\POliver\Letters\Maples.doc

Heather Maples
SEC
202-942-1992


SIGILLUM CIVITATIS NOVI EBORACI
1625

FAX TRANSMITTAL

The City of New York
Office of the Comptroller
Pension Policy Unit

Date: 1/10/05

To: M. Patricia Oliver

Company/Organization: BB&T Co.

Fax No. 336-733-2189

From: Patrick Doherty

Phone: 212-669-2651

Message:

No. of Pages: 2 **including cover**



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

January 4, 2005

Ms. M. Patricia Oliver
Executive Vice President and General Counsel, and Secretary
BB&T Company
200 West Second Street (27101)
Third Floor
P.O. Box 1255
Winston-Salem, NC 27102

Dear Ms. Oliver:

This is to respond your recent letter concerning your policy against employment discrimination based on sexual orientation .

On the basis of the information contained in that letter ,we are happy to withdraw the resolution on that subject that our office submitted to your corporation on behalf of the New York City pension funds.

Sincerely,

Patrick Doherty
Bureau of Asset Management



Branch Banking & Trust Co.

Legal Department

Mail Code 001-16-03-30
200 West Second Street (27101)
Third Floor
P.O. box 1255
Winston-Salem, NC 27102
(336) 733-2180
Fax (336) 733-2189

M. Patricia Oliver
Executive Vice President
Secretary and General Counsel

January 14, 2005

Via Fax and Overnight via Federal Express

Ms. Heather Maples
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Dear Ms. Maples:

As a follow-up to my letter dated January 13, 2005, attached is a copy of the letter we just received from the State of New York, Office of the State Comptroller, on behalf of the New York State Common Retirement Fund, advising that it is withdrawing as co-sponsor of the proposed shareholder proposal for consideration at the 2005 annual meeting of BB&T Corporation. Since we have now received withdrawal notices from each party involved in the proposed shareholder proposal, I would like to withdraw our no-action request.

Very truly yours,

M. Patricia Oliver
Executive Vice President
General Counsel and Secretary

MPO:dld
Attachment

G:\POliver\Letters\Maples2.doc



State of New York
OFFICE OF THE STATE COMPTROLLER
EXECUTIVE DIVISION

Julie Gresham
Director of Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4480
Fax- (212) 681-4468

To: Ms. Patricia Oliver, General Counsel and Corporate Secretary

Agency: BB& T Corporation

Phone Number: 336 733 2180

Fax Number: 336 733 2189

Date: 1/14/05

Pages to follow: 1

Message:

The contents of this transmission are confidential. If you have received this message in error or if this message was incomplete/illegible please contact George Wong at **(212) 681-4481**




STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER
110 STATE STREET
ALBANY, NEW YORK 12236

ALAN G. HEVESI
Comptroller

JULIE M. GRESHAM, ESQ.
Director of Corporate Governance

Albany Tel: 518-474-3736
Albany Fax: 518-474-9900

NYC Tel: 212-681-4480
NYC Fax: 212-681-4485

January 14, 2005

VIA FACSIMILE

Ms. Patricia Oliver
General Counsel and Corporate Secretary
BB& T Corporation
200 W. 2nd St.
Winston-Salem, North Carolina 27101

Dear Ms. Oliver:

The Comptroller is pleased to hear that you have indeed included language in your written Equal Employment Opportunity policy prohibiting discrimination based on sexual orientation.

Therefore, on behalf of the New York State Common Retirement Fund we withdraw our co-filing in support of the proposed shareholder resolution on that company policy issue submitted by the New York City Employees' Retirement System for consideration at the company's 2005 annual meeting.

Sincerely,

Julie Gresham

cc: Patrick Doherty, Office of the New York City Comptroller